The business combination described in this press release involves securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transaction described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

September 30, 2016
To Whom It May Concern:

Company name:	NS Solutions Corporation
Representative:	Munetaka Shashiki
Representative Director & President
(Code: 2327 First Section, Tokyo Stock Exchange)
Contact:	Masayuki Takahara
(Tel: (+81) 3-5117-4111)

Company name:	Network Value Components Ltd.
Representative:	Susumu Watanabe
Representative Director
(Code: 3394 Second Section, Tokyo Stock Exchange)
Contact:	Kentaro Terada
Director, Administration Department
(Tel: (+81) 46-828-1804)

Notice Concerning Execution of the Share Exchange Agreement
Regarding the Acquisition of 100% Ownership of Network Value Components Ltd.
by NS Solutions Corporation through a Short-Form Share Exchange

NS Solutions Corporation (“NSSOL”) and Network Value Components Ltd. (“NVC”) hereby announce as follows that they have determined at their respective board of directors meetings held today to conduct a share exchange through which NSSOL will become the wholly-owning parent company and NVC will become the wholly-owned subsidiary (the “Share Exchange”) and that a share exchange agreement has been executed between NSSOL and NVC today (the “Share Exchange Agreement”).

NSSOL and NVC plan to consummate the Share Exchange expected to be effective on January 1, 2017, in which NSSOL intends to follow the procedure of a short-form share exchange pursuant to Article 796, Paragraph (2) of the Companies Act of Japan (the “Companies Act”) without obtaining an approval by a general meeting of shareholders, while NVC intends to obtain the approval of the Share Exchange Agreement by its extraordinary meeting of shareholders scheduled on November 30, 2016.

In addition, prior to the effective date of the Share Exchange (expected to be January 1, 2017), common stock of NVC is expected to be delisted on December 28, 2016 (the last trading day is expected to be December 27, 2016) from the Tokyo Stock Exchange, Inc. (“TSE”), the Second Section (the “TSE Second Section”).

1.	Objectives of the Share Exchange

NSSOL has been further enhancing the sophistication and reliability of its comprehensive outsourcing services for its customers’ IT infrastructures (NSFITOS) through the establishment of its IT outsourcing centers in the bases it owns in east and west, at the core of which NSSOL set its cloud infrastructure “absonne”, functioning as its robust bases for its system engineers to operate its services.

NVC has a track record of introducing a number of new products and technologies into the Japanese market in the areas of network and network security.  In recent years, NVC has strengthened its response to advanced security threats and enhanced its businesses in security services.

In May 2013, the two companies formed a business alliance involving investment and have since worked in collaboration.  NSSOL and NVC have maintained a favorable cooperative relationship in such ways that, among other instances, NVC has been engaged in the network security projects as part of the system integration business of NSSOL and the two companies have jointly realized the development of new solutions including security services.

As threats in cyber security further emerged and demands for more flexible and prompt response increased in recent years, the industry is particularly facing a shortage of security engineers who act as the main role in dealing with cyber security.  Hence it is a pressing issue to secure excellent security engineers today.

Under such circumstances, the two companies have deliberated the strengthening of their alliance.  However, from the perspective of providing added value to their respective customers and improving the enterprise value of the two companies, NSSOL and NVC determined that it is in their best interest to make NVC a wholly-owned subsidiary of NSSOL in order to establish a solid alliance and a framework that accelerates the decision-making process of the group and increases the efficiency of the allocation of their resources including, among others, personnel exchanges.  Since the early summer this year, the two companies have engaged in concrete discussions and determined to conduct the Share Exchange.

By converting NVC into a wholly-owned subsidiary of NSSOL, NSSOL will utilize the recognized capability of NVC to develop new products in incorporating the latest technology and market needs to strengthen the competitiveness of its security solutions in the IT outsourcing business.  As a group company of NSSOL, NVC will utilize the knowledge of NSSOL in the system integration and operational support services to provide a broader range of solutions.  Additionally, the two companies will provide higher value added services by efficiently utilizing their personnel and complementing each other.

2.	Outline of the Share Exchange

(1)	Timeline of the Share Exchange

Resolution of the board of directors regarding the execution of the Share Exchange Agreement (both companies)	September 30, 2016
Date of execution of the Share Exchange Agreement (both companies)	September 30, 2016
Date of notice of the record date for the extraordinary meeting of shareholders (NVC)	October 3, 2016 (expected)
Record date for the extraordinary meeting of shareholders (NVC)	October 18, 2016 (expected)
Extraordinary meeting of shareholders to approve the Share Exchange Agreement (NVC)	November 30, 2016 (expected)
Last trading day (NVC)	December 27, 2016 (expected)
Delisting date (NVC)	December 28, 2016 (expected)
Effective date of the Share Exchange	January 1, 2017 (expected)

(Note 1)
Pursuant to Article 796, Paragraph (2) of the Companies Act, NSSOL plans to consummate the Share Exchange in accordance with the procedures for a short-form share exchange which does not require an approval of its shareholders at a general meeting of shareholders.

(Note 2)	The schedule above is subject to change due to any necessity in or arising from the progress of the procedures for the Share Exchange or other reasons or by agreement of both companies.

(2)	Method of the Share Exchange

Through the Share Exchange, NSSOL will become the wholly-owning parent company of NVC and NVC will become the wholly-owned subsidiary of NSSOL.

NSSOL and NVC plan to consummate the Share Exchange expected to be effective on January 1, 2017, in which NSSOL intends to follow the procedure of a short-form share exchange pursuant to Article 796, Paragraph (2) of the Companies Act of Japan (the “Companies Act”) without obtaining an approval by a general meeting of shareholders, while NVC intends to obtain the approval of the Share Exchange Agreement by its extraordinary meeting of shareholders scheduled on November 30, 2016.

(3)	Details of Allotment in the Share Exchange

	NSSOL (wholly-owning parent company of NVC through the Share Exchange)	NVC (wholly-owned subsidiary of NSSOL through the Share Exchange)
Allotment ratio concerning the Share Exchange	1	1.82
Number of shares to be delivered in the Share Exchange	Shares of common stock of NSSOL: 1,683,682 shares (expected)

(Note 1)	Share allotment ratio

For each share of common stock of NVC, 1.82 shares of common stock of NSSOL will be allotted and delivered. However, no shares will be allotted through the Share Exchange for the 30,000 shares of common stock of NVC held by NSSOL (as of September 30, 2016).  The share allotment ratio provided above may be changed upon consultation between the two companies if any of the underlying conditions that are the basis of the valuation materially change.

(Note 2)	Number of shares to be delivered in the Share Exchange

In consummating the Share Exchange, NSSOL plans to allot and deliver 1,683,682 shares of common stock of NSSOL (expected) to the NVC shareholders (excluding NSSOL) immediately prior to the time that NSSOL acquires all outstanding shares of common stock of NVC (excluding the shares of common stock of NVC held by NSSOL) (the “Record Time”), however, NSSOL plans to appropriate treasury stock it holds to such share allocation and NSSOL does not plan to issue any new shares.

Immediately prior to the Record Time, NVC plans to cancel all of its treasury stock that it will hold by the time immediately prior to the Record Time (including the shares acquired based on the share purchase demand from its shareholders exercised pursuant to Article 785 of the Companies Act in connection with the Share Exchange) by a resolution at a meeting of its board of directors held no later than the day before the effective date of the Share Exchange.  The number of shares to be allotted and delivered in the Share Exchange may be changed in the future for reasons of acquisition or cancellation of treasury stock by NVC or any other reasons.

(Note 3)	Treatment of shares constituting less than one unit

As a result of the Share Exchange, shareholders who will newly own NSSOL shares of less than one unit (i.e., less than 100 shares) may take advantage of the programs below concerning common stock of NSSOL.  Shares less than one unit will not be able to be sold in a financial instrument exchange market:

① Additional purchase program for shares constituting less than one unit (purchase of shares to constitute one unit)

This is a program that, pursuant to the provisions of Article 194, Paragraph (1) of the Companies Act and the articles of incorporation of NSSOL, shareholders who hold shares of NSSOL of less than one unit may make a demand on NSSOL to sell to them the number of shares of common stock that, together with the number of shares of less than one unit that they already hold, will constitute one unit (100 shares).

② Buyback program of shares constituting less than one unit (sale of shares of less than one unit)

This is a program that, pursuant to the provisions of Article 192, Paragraph (1) of the Companies Act, shareholders who hold shares of NSSOL of less than one unit may make a demand on NSSOL to purchase such shares they hold of less than one unit.

(Note 4)	Treatment of fractional shares

With respect to shareholders who will receive an allotment and delivery of fractions of less than one share of common stock of NSSOL as a result of the Share Exchange, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations, NSSOL will sell the number of shares of NSSOL equal to the sum of such fractions (any fraction of less than one share in the sum will be rounded off) and deliver the proceeds of the sale to such shareholders in proportion to such fractions.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights in connection with the Share Exchange

NVC who will become the wholly-owned subsidiary of NSSOL has not issued any stock acquisition right or bonds with stock acquisition rights, and therefore there are no applicable matters.

3.	Basis of the Allotment Concerning the Share Exchange

(1)	Basis of and Reasons for the Allotment

In order to ensure the fairness and appropriateness of the valuation of the share allotment ratio applied in the Share Exchange as described in “2.(3) Details of Allotment in the Share Exchange” above (“Share Exchange Ratio”), as described under “3.(4) Measures to Ensure Fairness”, NSSOL selected Daiwa Securities Co., Ltd. (“Daiwa”) as its financial advisor and third-party valuation institution independent of NSSOL and NVC and selected Atsumi & Sakai as its legal advisor who has no interest in NSSOL and NVC.  NVC selected Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) as its financial advisor and third-party valuation institution independent of NSSOL and NVC and selected TMI Associates as its legal advisor who has no interest in NSSOL and NVC.

NSSOL and NVC carefully negotiated and discussed the Share Exchange Ratio based on the results of the calculation of the Share Exchange Ratio provided by each of their third-party valuation institutions and advices from each of their legal advisors as well as each taking into account the financial condition, performance trends and stock price behavior and other factors.  As a result, each of NSSOL and NVC reached the conclusion that the Share Exchange Ratio set forth in “2.(3) Details of Allotment in the Share Exchange” above is reasonable and would not impair the interests of the shareholders of NSSOL and NVC and determined to conduct the Share Exchange by the resolution of their respective board of directors of held today and executed the Share Exchange Agreement between NSSOL and NVC.

Neither NSSOL nor NVC has obtained an opinion (fairness opinion) regarding the fairness of the Share Exchange Ratio from their third-party valuation institutions.

The Share Exchange Ratio may be changed upon consultation between the two companies if any of the underlying conditions that are the basis of the valuation materially change pursuant to the Share Exchange Agreement.

(2)	Matters Concerning Valuation

①	Names of the Valuation Institutions and their Relationships with the Listed Companies

Both Daiwa, which is acting as a financial advisor and third-party valuation institution of NSSOL, and MUTB, which is acting as a financial advisor and third-party valuation institution of NVC, are valuation institutions independent of NSSOL and NVC are not related parties of NSSOL and NVC, and do not have any material relationships to be noted in connection with the Share Exchange.

②	Outline of Valuation

As described in “(1) Basis and Reasons for the Share Exchange Ratio” above, in order to ensure fairness of the valuation of the Share Exchange Ratio to be applied to the Share Exchange, NSSOL and NVC selected Daiwa and MUTB as their respective third-party valuation institutions, requested them to calculate a share exchange ratio to be applied to the Share Exchange and obtained valuation reports concerning the calculated share exchange ratio that included the following.

With respect to NSSOL, Daiwa conducted the valuation by using a market price analysis as the shares of NSSOL are listed on the first section of the TSE (“TSE First Section”) and a market price is available and a discounted cash flow analysis (“DCF Analysis”) in order to reflect the future business activities.

With respect to NVC, Daiwa conducted the valuation by using a market price analysis as the shares of NVC are listed on the TSE Second Section and a market price is available and a DCF Analysis in order to reflect the future business activities.

The result of valuation obtained by each analysis is indicated below in which the per share value of NSSOL common stock is set to one (1):

Method of Valuation	Valuation Range for Share Exchange Ratio
Market Price Analysis	1.54 – 1.71
DCF Analysis	1.45 – 2.23

In conducting the market price analysis, with respect to NSSOL, Daiwa set September 29, 2016 as the reference date and used the closing price on the TSE First Section on the reference date, the simple average closing prices for the past one (1) month, three (3) months and six (6) months, and, with respect to NVC, Daiwa set September 29, 2016 as the reference date and used the closing price on the TSE Second Section on the reference date, the simple average closing prices for the past one (1) month, three (3) months and six (6) months.  Based on the result of such analysis, the range of share exchange ratio was calculated to be between 1.54 and 1.71 in which the per share value of one share of NSSOL common stock is set to one (1).

In the DCF Analysis, with respect to NSSOL, Daiwa analyzed the enterprise value and the stock value by discounting to present value at a certain discount rate the free cash flow of NSSOL expected to be generated in the future based on the financial projections taking into account the business plans of NSSOL for the period from the fiscal year ending March 2017 through the fiscal year ending March 2019, its performance trends until the most recent point in time, publicly disclosed information and other factors.  With respect to NVC, Daiwa analyzed the enterprise value and the stock value by discounting to present value at a certain discount rate the free cash flows of NVC expected to be generated in the future based on the financial projections taking into account the business plans of NVC for the period from the fiscal year ending December 2016 through December 2018, its performance trends until the most recent point in time, publicly disclosed information and other factors.  Based on the result of such analysis, the range of share exchange ratio was calculated to be between 1.45 and 2.23 in which the per share value of one share of NSSOL common stock is set to one (1).

In valuing the share exchange ratio, Daiwa used information provided by both companies as well as public information on the assumption that such materials and information etc. are accurate and complete, and has not undertaken any independent investigation of the accuracy or completeness of such information.  In addition, Daiwa has not undertaken an independent evaluation, appraisal or assessment of any of the assets and liabilities (including contingent liabilities), including an analysis or evaluation of specific assets and liabilities, of NSSOL, NVC or any of their respective affiliates, nor has Daiwa made any request to any third-party institution to make any such appraisal or assessment.  The valuation of the share exchange ratio by Daiwa reflects information and economic conditions up to September 29, 2016 and Daiwa has assumed that the financial projections of both companies had been reasonably examined or prepared by both companies based on the best estimates and judgment then available.

The future earnings plans of NSSOL that Daiwa used as a basis for its valuation by applying the DCF Analysis did not contain any anticipation of a significant increase or decrease in profit.  The future earnings plans of NVC that Daiwa used as a basis for its valuation by applying the DCF Analysis contain anticipation of a significant increase in profit for the fiscal year ending December 2016 as disclosed in “Summary of Consolidated Financial Results for the Second Quarter of the Year Ending December 31, 2016 [Japanese GAAP]” dated July 28, 2016.  This is due to the steady increase in its security-related products such as Fortinet, maintenance services and services such as managed VPNs that led to an increase in the net sales.  As such increase in the net sales of such products and services are expected to continue in the future, among other reasons, the future earnings plans of NVC for the fiscal year ending December 2018 contain anticipation of approximately 30% of increase in profit compared to the previous fiscal year.

With respect to NSSOL, MUTB conducted the valuation by using a market price analysis as the shares of NSSOL are listed on the TSE First Section and a market price is available and a DCF Analysis in order to reflect the future business activities.

With respect to NVC, MUTB conducted the valuation by using a market price analysis as the shares of NVC are listed on the TSE Second Section and a market price is available and a DCF Analysis in order to reflect the future business activities.

The result of valuation obtained by each analysis is indicated below in which the per share value of NSSOL common stock is set to one (1):

Analysis	Range of Share Exchange Ratio
Historical Share Price Analysis	1.54 – 1.71
DCF Analysis	1.44 – 1.93

In conducting the market price analysis, with respect to NSSOL, MUTB set September 29, 2016 as the reference date and used the closing price on the TSE First Section on the reference date, the simple average closing prices for the past one (1) month, three (3) months and six (6) months, and, with respect to NVC, MUTB set September 29, 2016 as the reference date and used the closing price on the TSE Second Section on the reference date, the simple average closing prices for the past one (1) month, three (3) months and six (6) months.  Based on the result of such analysis, the range of share exchange ratio was calculated to be between 1.54 – 1.71 in which the per share value of one share of NSSOL common stock is set to one (1).

In the DCF Analysis, with respect to NSSOL, MUTB analyzed the enterprise value and the stock value by discounting to present value at a certain discount rate the free cash flow of NSSOL that is expected to be generated in the future based on the financial projections which take into account the business plans of NSSOL for the period from the fiscal year ending March 2017 through the fiscal year ending March 2019, its performance trends until the most recent point in time, publicly disclosed information and other factors.  With respect to NVC, MUTB analyzed the enterprise value and the stock value by discounting to present value at a certain discount rate the free cash flows of NVC that is expected to be generated in the future based on the financial projections which take into account the business plans of NVC for the period from the fiscal year ending December 2016 through December 2018, its performance trends until the most recent point in time, publicly disclosed information and other factors.  Based on the result of such analysis, the range of share exchange ratio was calculated to be between 1.44 – 1.93 in which the per share value of one share of NSSOL common stock is set to one (1).

In valuing the share exchange ratio, MUTB used information provided by both companies as well as public information on the assumption that such materials and information etc. are accurate and complete, and has not undertaken any independent investigation of the accuracy or completeness of such information.  In addition, MUTB has not undertaken an independent evaluation, appraisal or assessment of any of the assets and liabilities (including contingent liabilities), including an analysis or evaluation of specific assets and liabilities, of NSSOL, NVC or any of their respective affiliates, nor has MUTB made any request to any third-party institution to make any such appraisal or assessment.  The valuation of the share exchange ratio by MUTB reflects information and economic conditions up to September 29, 2016 and MUTB has assumed that the financial projections of both companies had been reasonably examined or prepared by both companies based on the best estimates and judgment then available.

The future earnings plans of NSSOL that MUTB used as a basis for its valuation by applying the DCF Analysis did not contain any anticipation of a significant increase or decrease in profit.  The future earnings plans of NVC that MUTB used as a basis for its valuation by applying the DCF Analysis contain anticipation of a significant increase in profit for the fiscal year ending December 2016 as disclosed in “Summary of Consolidated Financial Results for the Second Quarter of the Year Ending December 31, 2016 (Japanese GAAP)” dated July 28, 2016.  This is due to the steady increase in its security-related products such as Fortinet, maintenance services and services such as managed VPNs that led to an increase in the net sales.  As such increase in the net sales of such products and services are expected to continue in the future, among other reasons, the future earnings plans of NVC for the fiscal year ending December 2018 contain anticipation of approximately 30% of increase in profit compared to the previous fiscal year.

(3)	Prospects and Reasons for Delisting

NVC will become a wholly-owned subsidiary of NSSOL on the effective date of the Share Exchange (expected to be January 1, 2017) and shares of common stock of NVC are expected to be delisted on December 28, 2016 (the last trading day to be December 27, 2016) in accordance with the TSE’s criteria for delisting.  After delisting, shares of common stock of NVC will no longer be traded on the TSE Second Section.

However, even after the delisting of shares of common stock of NVC, common stock of NSSOL that will be allotted to each shareholder of NVC upon the Share Exchange is listed in the TSE First Section and can be traded in the TSE First Section on and after the effective date of the Share Exchange.  Therefore, although those NVC shareholders who hold more than 55 shares of common stock of NVC and are allotted more than 100 shares (one unit) of common stock of NSSOL in the Share Exchange may be allotted shares constituting less than one unit based on the number of shares that they hold, such NVC shareholders are expected to retain liquidity with respect to their stock as they will be able to trade their stock constituting more than one unit on the First Section of the TSE even after the Share Exchange.

On the other hand, those NVC shareholders who hold less than 55 shares of common stock of NVC will be allotted less than 100 shares of common stock of NSSOL, constituting less than one unit of common stock of NSSOL, as a result of the Share Exchange.  Although such shareholders will not be able to sell such shares constituting less than one unit on the TSE First Section, those shareholders who will hold shares constituting less than one unit of NSSOL common stock may request NSSOL to purchase their shares constituting less than one unit and sell such shares.  Furthermore, such shareholders may request NSSOL to sell the number of shares purchase such shares which will, together with the number of shares constituting less than one unit held by such shareholders, amount to one unit of shares.  For details of such treatment, please refer to “(Note 3) Treatment of Shares Constituting Less than One Unit” of “2.(3) Details of Allotment in the Share Exchange” above.  For details of treatment of fractional shares allotted, please refer to “(Note 4) Treatment of Fractional Shares” of “2.(3) Details of Allotment in the Share Exchange” above.

Shareholders of common stock of NVC will be able to trade their shares of common stock of NVC on the TSE Second Section in the way they have been tradable until the December 27, 2016 (expected), which is expected to be the last trading day, as well as exercise their appropriate rights set forth in the Companies Act or other relevant laws and regulations.

(4)	Measures to Ensure Fairness

Since NSSOL already owns 3.11% of all outstanding shares of common stock of NVC (rounded off to two decimal places), in order to consummate the Share Exchange, NSSOL requested Daiwa as its third-party valuation institution to perform valuation of the share exchange ratio in order to ensure fairness of the share exchange ratio in the Share Exchange.  Based on the result of such analysis, NSSOL negotiated and discussed with NVC and determined today to consummate the Share Exchange applying the Share Exchange Ratio.  NSSOL has not obtained opinions (fairness opinions) regarding the fairness of the Share Exchange Ratio.

On the other hand, in order to consummate the Share Exchange, NVC requested MUTB as its third-party valuation institution to perform valuation of the share exchange ratio in order to ensure fairness of the share exchange ratio in the Share Exchange.  Based on the result of such analysis, NVC negotiated and discussed with NSSOL and determined today to consummate the Share Exchange applying the Share Exchange Ratio. NVC has not obtained opinions (fairness opinions) regarding the fairness of the Share Exchange Ratio.

In addition, NSSOL appointed Atsumi & Sakai and NVC appointed TMI Associates as their respective legal advisors who have no interest in NSSOL and NVC, and received legal advice concerning various procedures of the Share Exchange and the decision-making method and procedures.  Both Atsumi & Sakai and TMI Associates are independent of NSSOL and NVC and have no material interest in NSSOL and NVC.

(5)	Measures to Avoid Conflicts of Interest

Although there will be no specific conflicts of interest between NSSOL and NVC in consummating the Share Exchange, NVC has implemented the following measures in order to avoid conflicts of interest, being cautious to avoid any suspicion of conflicts of interest to the maximum extent:

①	Obtaining Opinions from Third-Parties without a Material Relationship

In considering the Share Exchange, in order to resolve any possible conflicts of interest with regard to the Share Exchange and to ensure the fairness and transparency of the Share Exchange, NVC asked Mr. Masatoshi Yasuda, an outside director of NVC who has no interest in NVC and is registered with the TSE as an independent officer to examine (a) the reasonableness of the purpose of the Share Exchange, (b) the fairness of the procedures for the negotiation process in connection with the Share Exchange, (c) the fairness of the exchange ratio in connection with the Share Exchange and (d) whether or not the Share Exchange will be disadvantageous to the minority shareholders of NVC.

In conducting the examination, Mr. Masatoshi Yasuda received an explanation from NVC concerning the purpose of the Share Exchange, the background leading to the Share Exchange, NVC’s business performance, description of its enterprise value, and the negotiations and decision-making process for the various terms of the Share Exchange including the share exchange ratio.  After carefully considering the above explanation as well as the valuation report on the share exchange ratio submitted by MUTB to NVC, other various materials relating to the Share Exchange and the contents of explanations provided by the relevant parties, Mr. Yasuda submitted to board of directors of NVC his report (toshinsho) dated September 29, 2016, stating that the Share Exchange would contribute to the improvement of the enterprise value of both companies, the procedures for the negotiation process and decision-making method of the board of directors were fair considering that the measures have been taken to avoid conflicts of interest based on advices provided by independent outside experts, and that therefore he found that the Share Exchange would not be disadvantageous to the minority shareholders of NVC.

②	Unanimous Approval by the Directors Excluding Those Who May Have Conflicts of Interest

Among the eight directors of NVC, Mr. Susumu Watanabe, Representative Director, is a controlling shareholder of NVC.  In order to avoid any possible conflicts of interest in connection with the Share Exchange, he did not participate in the deliberations and resolutions concerning the Share Exchange at the board of directors meetings of NVC and also did not participate in the discussions and negotiations with NSSOL regarding the Share Exchange representing NVC.
The proposal regarding the Share Exchange submitted at the board of directors meeting of NVC held today was approved and resolved unanimously by seven (7) directors out of eight (8) directors who were present, excluding one (1) director described above.

4.	Overview of the Parties to the Share Exchange (as of September 30, 2016)

		Wholly-owning parent company upon share exchange	Wholly-owned subsidiary upon share exchange
(1)	Name	NS Solutions Corporation	Network Value Components Ltd.
(2)	Location	20-15, Shinkawa 2-chome, Chuo-ku, Tokyo	14-1 Ogawacho, Yokosuka, Kanagawa
(3)	Name and title of representative	Munetaka Shashiki, Representative Director & President	Susumu Watanabe, Representative Director
(4)	Business description
・ Consultation concerning business and information systems
・ Planning, design, development, structuring, implementation, operation and maintenance of information systems
・ Development, manufacturing, sales and leasing of software and hardware
・ Provision of various services including outsourcing services using information technology
・ Investigation, research and education regarding information system
Planning, development, import, sales, network designing, structuring, consultation, monitoring and management of products relating to computer networking
(5)	Amount of capital	12,952 million yen	381,493 thousand yen
(6)	Date of establishment	October 1, 1980	April 2, 1990
(7)	Number of shares issued	105,998,240 shares	963,500 shares
(8)	Fiscal year end	March 31	December 31
(9)	Number of employees	5,644 (as of March 31, 2016; consolidated)	88 (as of December 31, 2015; consolidated)
(10)	Main customers	Nippon Steel & Sumitomo Metal Corporation	NS Solutions Corporation Net One Systems Co., Ltd. Hitachi Cable Networks, Ltd.
(11)	Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Bank of Yokohama, Ltd. Resona Bank, Limited Mizuho Bank, Ltd. The Kanagawa Shinkin Bank Sumitomo Mitsui Banking Corporation

(12)	Major shareholders and shareholding ratios
Nippon Steel & Sumitomo
Metal Corporation
The Master Trust Bank of
Japan, Ltd. (Trust account)
Japan Trustee Services
Bank, Ltd. (Trust account)
NS Solutions Corporation
Employee Shareholding
Association
Japan Trustee Services Bank,
Ltd. (Trust account No. 9)
J.P. Morgan Luxembourg
S.A. 380578 (Standing proxy:
Settlement & Clearing Service
Division, Mizuho Bank, Ltd.)
The Nomura Trust and
Banking Co., Ltd.
(Investment trust account)
BNYM SA/NV BNYM GCM
CLIENT ACCOUNTS
M LSCB RD (Standing proxy:
The Bank of Tokyo-Mitsubishi
UFJ, Ltd.)
State Street Bank and Trust
Company (Standing proxy:
The Hongkong and Shanghai
Banking Corporation Custody
Service Department)
Mellon Bank, N.A. as agent for
its client Mellon Omnibus
US Pension (Standing proxy:
Settlement & Clearing Service
Division, Mizuho Bank, Ltd.)
(as of March 31, 2016)
54.75% 3.00% 2.68% 2.16% 1.31% 1.23% 0.87% 0.84% 0.55% 0.52%
Susumu Watanabe

Yugen Kaisha Seeks

SBI SECURITIES Co., Ltd.

NS Solutions Corporation

Mitsuko Watanabe

Fumio Hashimoto

Kentaro Terada

Masaharu Kiyota

Kohei Watanabe

Shinpei Watanabe

(as of June 30, 2016)

25.84% 25.53% 3.21% 3.11% 2.90% 1.24% 1.02% 0.93% 0.74% 0.74%
(13)	Relationship between the parties
Capital relationship	NSSOL holds 30,000 shares of NVC which equals to 3.11% of its all outstanding shares.
Personal relationship	NVC has received two secondees from NSSOL.
Business relationship
NSSOL executed a business collaboration agreement with NVC concerning network and network security areas.
Additionally, NSSOL has purchased from NVC products and services relating to network and network security.

Status as a related party	None
(14)	Operation results and financial conditions for the most recent three (3) years
	NS Solutions Corporation (consolidated)			Network Value Components Ltd. (consolidated)
Fiscal year	Year ended March 2014	Year ended March 2015	Year ended March 2016	Year ended December 2013	Year ended December 2014	Year ended December 2015
Net assets	100,959	97,443	105,012	207	206	326
Total assets	162,788	166,283	175,696	1,313	1,377	1,413
Net assets per share (yen)	1,836.70	1,005.88 (Note 1)	1,082.95 (Note 1)	219.91	218.52	342.13
Net sales	179,953	206,295	218,685	2,498	2,881	3,415
Operating income (loss)	12,418	16,214	19,269	57	28	170
Ordinary income (loss)	12,779	16,455	19,367	35	8	157
Net income attributable to shareholders of parent	7,071	9,077	11,168	△102	66	101
Net income per share (yen)	133.43	87.34 (Note 1)	120.08 (Note 1)	△109.03	70.07	106.12
Dividend per share (yen)	40.00	45.00	63.75 (Note 2)	0	0	0
(Unit: Millions of yen, unless otherwise indicated)

(Note 1)
NSSOL conducted a stock split at a ratio of two shares per share of common stock on January 1, 2016. Net assets per share and net income per share were calculated assuming that the stock split was consummated at the beginning of the fiscal year ended March 2015.

(Note 2)
Since the stock split was consummated at a ratio of two shares per share of common stock on January 1, 2016, the “Dividend per share” of NSSOL for the fiscal year ended March 2016 is indicated as such on the assumption that the interim dividend was 42.50 yen before the stock split, the year-end dividend was 21.25 yen after the stock split (42.50 yen before the stock split) and the annual dividend is 63.75 yen as the simple sum of such figures. The annual dividend without considering the stock split is 85.00 yen (the interim dividend of 42.50 yen and the year-end dividend of 42.50 yen).

5.	Summary after the Share Exchange

Wholly-Owning Parent Company upon Share Exchange
(1) Name	NS Solutions Corporation
(2) Location	20-15, Shinkawa 2-chome, Chuo-ku, Tokyo
(3) Name and title of representative	Munetaka Shashiki, Representative Director & President
(4) Business description
Consultation concerning business and systems; planning, design, development, structuring, operation and maintenance of information systems; development, manufacturing, sales and leasing of software and hardware; and provision of outsourcing services and other services using information technology

(5) Amount of capital	12,952 million yen
(6) Fiscal year end	March 31
(7) Net assets	To be determined
(8) Total assets	To be determined

6.	Overview of Accounting Treatment

The Share Exchange is planned to adopt the the Accounting Standards for Business Combinations (ASBJ Statement No. 21) and be accounted under the purchase method of accounting in which NSSOL will be identified as the acquiring company.  The amount of goodwill (or negative goodwill) expected to be generated as a result of the Share Exchange is not confirmed at the present time.

7.	Forecast

The Share Exchange is expected to have no significant effect on operating results of NSSOL and NVC.

(Reference) Earnings forecast for the current fiscal year (announced on April 28, 2016) and consolidated results for the preceding fiscal year of NS Solutions Corporation
	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Profit attributable to shareholders of parent
Earnings forecast for current fiscal year (ending March 2017)	223,000	20,600	21,000	13,500
Results for preceding fiscal year (ended March 2016)	218,685	19,269	19,367	11,168
(Unit: millions of yen)

(Reference) Consolidated earnings forecast for the current period (announced on July 28, 2016) and consolidated results for the preceding fiscal year of Network Value Components Ltd.
	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Profit attributable to shareholders of parent
Earnings forecast for current fiscal year (ending December 2016)	3,720	341	321	275
Results for preceding fiscal year (ended December 2015)	3,415	170	157	101
(Unit: millions of yen)

End